UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 26, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Imperva, Inc.

File Nos. 3-175008 and 1-35338 - CF#29490

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Imperva, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form S-1filed on June 17, 2011, as amended, and a Form 10-Q filed on August 13, 2012.

Based on representations by Imperva, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11 to Form S-1 filed on June 17, 2011   through March 1, 2015
Exhibit 10.1 to Form 10-Q filed on August 13, 2012   through March 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel